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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                           (Amendment No. ___2_____)*

                                Microsemi Corp.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   595137100
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Benjamin Raphan

                      Tenzer, Greenblatt, Fallon & Kaplan
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 573-4300
- -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                               December 31, 1994
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 595137100                                Page   2   of   6   Pages
                                                        -----    -----
- ------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Norman J. Wechsler
- ------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                        (b) [ ]
- ------------------------------------------------------------------------------
3                   SEC USE ONLY

- ------------------------------------------------------------------------------
4                   SOURCE OF FUNDS*

                        PF, WC
- ------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

- ------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States
- ------------------------------------------------------------------------------

                    7    SOLE VOTING POWER

    NUMBER OF              1,901,921 (includes 1,048,118 shares of Common Stock
      SHARES               issuable upon conversion of convertible debt
   BENEFICIALLY            securities)
     OWNED BY       -----------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON               13,070 (includes 11,070 shares of Common Stock
       WITH                issuable upon conversion of convertible debt
                           securities)
                    -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                           1,901,921 (includes 1,048,118 shares of Common Stock issuable upon conversion of convertible debt securities)
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                           13,070 (includes 11,070 shares of Common Stock issuable upon conversion of convertible debt securities)
- ------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,914,991 (includes 1,059,188 shares of Common Stock issuable upon conversion of convertible debt securities)
- ------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

- ------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        22.1%
- ------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*
                        IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                 This statement relates to the Common Stock, par value $.20 per share ("Common Stock"), issued by Microsemi Corp. (the "Issuer"), whose principal executive offices are located at 2830 South Fairview Street, Santa Ana, CA 92704.

Item 2.  Identity and Background.

                 This statement is filed by Norman J. Wechsler, Chairman of the Board, President and a principal shareholder of Wechsler & Co., Inc., a broker/dealer registered under Section 15 of the Securities Exchange Act of 1934. The address of Norman J. Wechsler is Suite 310, 105 South Bedford Road, Mount Kisco, New York 10549. Mr. Wechsler is a United States citizen.

                 Mr. Wechsler has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

                 Exclusive of (i) 1,581,921 shares of Common Stock beneficially owned by Wechsler & Co., Inc., (ii) 11,070 shares of Common Stock beneficially owned by the trust created under the Wechsler & Co., Inc. Profit Sharing Plan (the "Profit Sharing Trust") and (iii) 2,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of Norman J. Wechsler, of which Norman J. Wechsler and his spouse are the trustees (the "Wechsler Trust"), Mr. Wechsler is deemed to beneficially own 320,000 shares of Common Stock issuable upon the conversion of a $600,000 principal amount 10% Convertible Subordinated Note due June 26, 1999 (the "Convertible Note") of the Issuer. Mr. Wechsler purchased such Note from the Issuer at par using personal funds. Wechsler & Co., Inc. purchased the 1,581,921 shares of Common Stock beneficially owned by it (including $9,866,000 principal amount of 5 7/8% Convertible Subordinated Debentures due 2012 (the "Debentures") of the Issuer, as to which 728,118 shares of Common Stock are issuable upon conversion thereof) from time to time in open market transactions at varying prices for investment and in trading transactions in the ordinary course of its business using working capital funds. The Profit Sharing Trust acquired Debentures in the aggregate principal amount of $150,000 (convertible into 11,070 shares of Common Stock) as part of a distribution of assets by the trust under the Wechsler & Krumholz Employees Retirement Plan (the "Retirement Trust"), upon the termination of the Retirement Plan in 1992. The Retirement Trust acquired such Debentures in an open market transaction at a price of $126,375 ($84.25 per $100 of principal) on September 2, 1987 using trust funds derived from retirement plan contributions by Wechsler & Co., Inc. (formerly Wechsler & Krumholz, Inc.). The Wechsler Trust acquired the 2,000 shares beneficially owned by it in an open market transaction at a price of $5,500 using funds derived from the corpus of the Wechsler Trust.

Item 4.  Purpose of Transaction.

                 The purposes of the acquisitions of shares of Common Stock by Norman J. Wechsler, directly, and the shares attributed to Wechsler & Co., Inc., the Profit Sharing Trust and the Wechsler Trust are for investment. The shares attributed to Wechsler & Co., Inc. were acquired by such firm in the ordinary course of its business part for investment and part as inventory for its securities trading activities. Mr. Wechsler, Wechsler & Co., Inc. and the Trusts may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by them at any time. Mr. Wechsler has no plan or proposal which relates to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D. Mr. Wechsler may review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any such matter, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

                 Norman J. Wechsler beneficially owns an aggregate of 1,914,991 shares of Common Stock (attributing all of the shares beneficially owned by Wechsler & Co., Inc., the Profit Sharing Trust and the Wechsler Trust to Mr. Wechsler), constituting approximately 22.1% of the shares of Common Stock outstanding. The percentage used herein is calculated based upon the shares of Common Stock stated by the Issuer to be outstanding at October 2, 1994. Mr. Wechsler has the sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates, except for the shares beneficially owned by the Profit Sharing Trust and the Wechsler Trust, as to which Mr. Wechsler has shared voting and dispositive power with the co-trustees of such Trusts. Mr. Wechsler has not effected any transactions in shares of the Common Stock in the past 60 days, other than the transactions by Wechsler & Co., Inc. in the ordinary course of business, as indicated above.

                 No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 There are no contracts, arrangements, understandings or relationships with Mr. Wechsler or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.          Materials to be filed as Exhibits.

                 None.

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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 6, 1995

                                                 /s/ Norman J. Wechsler
                                                 --------------------------
                                                 Norman J. Wechsler